Robert T. Lucas III
Deputy General Counsel
550 South Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC 45A/PO Box 1321
Charlotte, NC 28201
704 382 8152 Direct
980 373 9905 Fax
Email bob.lucas@duke-energy.com

March 31, 2016

Via Edgar and Electronic Mail

Ms. Katherine Hsu

Mr. Arthur Sandel

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:	Duke Energy Florida, LLC
Registration Statement on Form SF-1
Filed January 29, 2016
Amendment No. 1 to Registration Statement on Form SF-1
Filed February 9, 2016
File No. 333-209196

Dear Ms. Hsu and Mr. Sandel:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 25, 2016 to Lynn J. Good, Chief Executive Officer of Duke Energy Florida, LLC (“we”, “DEF” or the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”) relating to the proposed issuance of Series A Senior Secured Bonds (the “Bonds”) by Duke Energy Florida Project Finance, LLC (the “issuing entity”). On behalf of the Company, I am authorized to provide the responses contained in this letter.

Where indicated below, requested changes and other updates have been included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed simultaneously with this response. A courtesy copy of the marked version of Amendment No. 2 is also being delivered to your attention.

For your convenience, set forth below is each comment from your letter in bold typeface, followed by the response. Defined terms used and not otherwise defined herein shall have the meanings set forth in the prospectus contained in Amendment No. 2.

Registration Statement on Form SF-1

General

1.              Please add the issuing entity, Duke Energy Florida Project Finance, LLC, to the registration statement as a co-registrant.

The Company respectfully submits that the instructions of Form SF-1 state that the “registration statement shall be signed by the depositor, the depositor’s principal executive officer or officers, its principal financial officer, and controller or principal account officer and by at least a majority of its board of directors.” The signature page of the form also only contemplates one registrant. Furthermore, under Rule 191 of the Securities Act, the depositor for asset-backed securities acting solely in its capacity as depositor to the issuing entity is the “issuer.” Lastly, while the Company’s registration statement is the first on Form SF-1, in recent registration statements on Form SF-3, the issuing entity, although named, is not included as a co-registrant. See e.g. Daimler Trust Leasing LLC (File No. 333-208533); Deutsche Mortgage & Asset Receiving Corporation (File No. 333-206705); John Deere Receivables, Inc. (File No. 333-208068); Ally Auto Assets LLC (File No. 333-204844). Therefore, the Company believes that Form SF-1 does not require that Duke Energy Florida Project Finance, LLC be named as a co-registrant.

2.              Please confirm that additional issuances of securities issued by Duke Energy Florida Project Finance, LLC will be registered on separate registration statements.

We can confirm that any additional issuance of securities issued by DEF Project Finance (other than pursuant to Rule 462(b) under the Securities Act) will be registered on a separate registration statement.

Cover Page of Registration Statement

3.              Please revise to provide the Central Index Key number for Duke Energy Florida Project Finance, LLC.

The cover page of the Registration Statement has been revised to include a Central Index Key number for Duke Energy Florida Project Finance, LLC.

Form of Prospectus

Cover Page of Prospectus

4.              We note on page 131 that the underwriters may engage in overallotment transactions and other similar transactions.  Please include disclosure of this option on the cover page of the prospectus pursuant to Item 501(b)(2) of Regulation S-K.

We respectfully submit that the overallotment transactions described on page 138 of the prospectus do not constitute an “over-allotment option” described in Item 501(b)(2) of

Regulation S-K. We understand the “over-allotment option” described in Item 501(b)(2) of Regulation S-K (often referred to as a “green shoe”), to refer to an option exercisable by the underwriters to purchase additional securities from the issuer to cover over-allotments, which securities can be sold by the underwriters in connection with the offering.

In this offering, however, neither DEF nor the issuing entity is providing any underwriter with the option to purchase additional securities in connection with the offering. Rather, the overallotment transactions described on page 138 of the prospectus are sales to investors by the underwriting syndicate in excess of the stated offering size, which sales will be covered by the underwriters by purchasing the securities in the open market after the distribution of the securities has been completed, often referred to as “short sales”. We believe transactions of this type are commonly disclosed in securities offerings of this type but are not disclosed on the cover page for this reason. See. e.g., Senior Secured Securitization Bonds of Consumers 2014 Securitization Funding LLC (File No. 333-195654-01); Senior Secured Consumer Rate Relief Bonds of Appalachian Consumer Rate Relief Funding LLC (File No. 333-191392-01); Senior Secured Phase-In-Recovery Bonds of Ohio Phase-In-Recovery Funding LLC (File No. 333-188745-01); 2012 Senior Secured Transition Bonds of CenterPoint Energy Transition Bond Company IV, LLC (File No. 333-177662-01)).

Prospectus Summary, page 4

5.              We note your disclosure that Duke Energy Florida Project Finance, LLC is “a corporate issuer, and not a municipal issuer nor an asset-backed issuer.”  Please explain what you mean here or delete your references to undefined terms.  If you are referring to the legal form of the issuing entity, please revise to clarify this.  Instead of referring to an “asset-backed issuer,” please revise to clarify that the securities are not asset-backed securities within the meaning of Regulation AB.

Several recent utility tariff securitizations have been issued by agencies or instrumentalities of states or local governments, commonly referred to as “municipal issuers”.  See, e.g., issuances by Utility Debt Securitization Authority for the benefit of Long Island Power Authority: $2,022,324,000 aggregate principal amount of Restructuring Bonds, Series 2013 and Series 2013TE (http://emma.msrb.org/ER726480-ER563108-ER964191.pdf); $1,002,115,000 aggregate principal amount of Restructuring Bonds, Series 2015 (http://emma.msrb.org/ES736590-ES577158-ES973006.pdf); $381,730,000 aggregate principal amount of Restructuring Bonds, Series 2016A (pending) (http://emma.msrb.org/EP920144-EP713932-EP1115830.pdf). We believe it is important for investors to understand that the bonds will not be issued by an agency or instrumentality of any state or local government.  Therefore, we have revised the prospectus  on page 145 in response to the Staff’s comment to provide a definition of “municipal security”.

We also have revised the prospectus on page 4 in response to the Staff’s comment to track more closely the language used in the September 19, 2007 no-action letter issued to MP Environmental Funding LLC (“MP Funding”) and PE Environmental Funding LLC (“PE Funding”): “Based on the facts presented, it is the Division’s view that MP Funding and PE

Funding are not asset-backed issuers and the Bonds are not asset-backed securities within the meaning of Item 1101(c) of Regulation AB.”

6.              We note your statement that the bonds will be included on the consolidated balance sheet of your parent, as required by the Financial Accounting Standards Board and the SEC Office of Chief Accountant governing corporate financial reporting for investor-owned utilities.  Please revise to clarify how this will impact investors in the securities issued by Duke Energy Florida Project Finance, LLC.  To the extent the discussion is not relevant to investors in securities issued by Duke Energy Florida Project Finance, LLC, it is not clear why this discussion is included here.

Payments of principal and interest in respect of the bonds will depend on DEF or its successor providing electric transmission and/or distribution service.

For this reason, we provide the following disclosure on page 97 of the prospectus:

“[W]e can give no assurance that the servicer will forecast accurately actual electricity consumption and the rate of delinquencies and write-offs or implement adjustments to the nuclear asset-recovery charges so as to cause nuclear asset-recovery charges to be collected at any particular rate.”

For similar reasons, the Commission’s Office of the Chief Accountant treats nuclear asset-recovery charges (and similar tariffs imposed by regulators) as cash received for future services, which may not be accounted for as revenue until the future services are billable to customers:

The [SEC] staff believes the legislation that provides for the securitization of regulatory assets simply allows the utility’s regulatory authority to impose a tariff on electricity sold in the future.  The . . . regulatory assets . . . generally do not qualify to be accounted for as revenue until they are “billable” to the customer. . . .  The SEC staff also concluded that the proceeds received by the utility do not represent cash received for assets sold, but cash received for future services. . . .  (Steward and Green, 2007 CCH Accounting for Financial Assets on Liabilities, Sales, Transfers and Extinguishments, 4-12 “Securitization of Regulatory Assets”.)

We have revised the prospectus on pages 4 in response to Staff’s comment to clarify that nuclear asset-recovery charges will be reported as revenue on the consolidated income statement of DEF as future electricity transmission and distribution servicers are billed to customers.  We respectfully submit that this disclosure is relevant to investors in the bonds because the accounting treatment of the nuclear asset-recovery charges under GAAP, as not recognized until billed, reflects that the payments of principal and interest on the bonds will depend on DEF’s provision of future services.

7.              Please revise to provide disclosure in the prospectus summary of the scheduled final payment dates and final maturity dates of the bonds.  Refer to Item 1103(a)(3)(iii) of Regulation AB.

In response to the Staff’s comment, the scheduled final payment dates and final maturity dates of each WAL of the Bonds have been included on page 8 of the prospectus.

Average Life Profile, page 8

8.              Please revise to explain what you mean by “Stable.”

In this context, stable refers to the expectation that the aggregate payments of principal of and interest on the Bonds and the timing of such payments are not expected to change materially over the life of the Bonds under the stress cases analyzed in the prospectus under the heading “Weighted Average Life and Yield Considerations for the Bonds”.  Page 8 of the prospectus has been changed to provide additional disclosure to address the Staff’s comment.

Risk Factors

Servicing Risks, page 24

9.              We note your disclosure on page 59 that the Duke Energy Florida has no prior servicing experience with respect to the nuclear asset-recovery property.  Please revise to provide appropriate risk factors outlining the risk to investors of the servicer’s lack of servicing experience.

The Financing Act, under which the financing order was adopted, was only enacted by the Florida legislature in spring 2015. As a result, this is the first offering of nuclear asset-recovery bonds. We respectfully submit that, although DEF does not have prior servicing experience with nuclear asset-recovery property because it has not existed before, it is highly experienced in calculating and implementing rates and charges under various cost recovery clauses and billing those amounts to customers. These clauses include the Capacity Cost Recovery Clause, the Fuel Cost Recovery Clause, the Environmental Cost Recovery Clause, and the Energy Conservation Cost Recovery Clause. These clauses are subject to regular and periodic true-up, including filing with and review and approval by the Florida Public Service Commission. The calculation of nuclear asset-recovery charges and related billings will follow essentially the same process as is applicable to the various other cost recovery clauses. Though the nuclear asset-recovery charges will be remitted to a subsidiary of DEF, the method of calculating, imposing and collecting such charges is the same as that for the other cost recovery charges.

In addition, though the nuclear asset-recovery property is not a receivable, DEF is currently the originator, seller and servicer under a financing arrangement involving the sale of accounts receivable from its customers. In its capacity as servicer, DEF has serviced the collections of receivables from its customers as well as managed the intercreditor arrangements among the different parties for that transaction.

Furthermore, while the nuclear asset-recovery charges will be the property of the issuing entity, as an electric utility in Florida, DEF has over one hundred years of experience in collecting similar charges from its customers, which it will be doing on behalf of the issuing entity, as initial servicer of the nuclear asset-recovery property. Therefore, DEF has a long history of collecting different charges from its customers and allocating them accordingly.

In response to the Staff’s comment, the prospectus has been revised on page 64 to enhance the disclosure concerning DEF’s servicing experience. Based upon DEF’s experience described therein and above, the Company respectfully submits that its lack of servicing experience for nuclear asset-recovery property does not give rise to a requirement for risk factor disclosure.

Duke Energy Florida, LLC

Billing and Collections — Collection and Write-Off Policy, page 58

10.       We note your disclosure that customer bills are due 21 days after the issue date, at which time they are considered delinquent, and the customer is sent a disconnect notice.  We also note that the account is eligible for disconnect five days following such notice and, after service is terminated, a final bill is sent to the customer.  The account is then written off approximately 30 days after the date of the final bill if payment is not received.  So we may better understand the timing of your delinquency and write off policies, please revise your disclosure to clarify, or explain supplementally, (i) whether service is always terminated five days after an account is delinquent and (ii) how long after service termination is a final bill issued.

We have revised the prospectus in response to Staff’s comment to clarify the disclosure on page 62.

No Prior ROC or Servicing Experience Relating to Nuclear Asset-Recovery Charges, page 59

11.       We note your disclosure that Duke Energy Florida has no prior experience imposing or servicing the nuclear asset-recovery charges or similar charges.  Please revise your disclosure to add a description of Duke Energy Florida’s experience as a securitization sponsor.  Refer to Item 1104(c) of Regulation AB.  To the extent Duke Energy Florida does not have experience as a securitization sponsor, please include appropriate risk factors in the “Risk Factors” section.

Please refer to our response to Comment #9 regarding DEF’s servicing experience. Pursuant to Section 1104(c), the prospectus has been revised to include disclosure that DEF does not have experience as a sponsor. We respectfully submit, however, that such lack of experience as a sponsor does not give rise to a requirement for risk factor disclosure.

Indenture Trustee, page 84

12.       Please revise to provide the form of organization of the indenture trustee.  Refer to Item 1109(a)(1) of Regulation AB.

The prospectus has been revised on page 89 in response to the Staff’s comment to disclose that The Bank of New York Mellon Trust Company, National Association is a national association.

Security for the Series A Bonds

Pledge of Collateral, page 87

13.       We note that, in addition to the nuclear asset-recovery property, various types of collateral will also secure the bonds, including “instruments, investment property or other assets.”  Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

We hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act. The only types of collateral other than the nuclear asset-recovery property consist of contract rights under various basic documents and the collection account that will hold the capital contribution from the Company and nuclear asset-recovery charges periodically remitted by the servicer, pending allocation as described under “How Funds in the Collection Account Will Be Allocated” starting on page 95 of the prospectus. The funds in the collection account and related subaccounts may be invested in eligible investments as described on page 33 of the prospectus.

14.       Additionally, please provide summary disclosure regarding the additional collateral in your prospectus summary.  Refer to Item 1103(a)(2) of Regulation AB and the Instruction to Item 1103(a)(2).

The collateral for the Bonds primarily consists of the nuclear asset-recovery property. As disclosed on page 92 of the prospectus, such additional collateral includes, among other things, the collection account and all subaccounts thereof relating to the Bonds, the issuing entity’s interest in the servicing and sale agreements, the rights to compel the servicer to file for and obtain true-up adjustments and all payments on or under and all proceeds in respect to the pledged collateral. In response to the Staff’s comment, the prospectus has been revised on page 12 to include a description of the additional collateral.

The Sale Agreement, page 95

15.       We note your statement here and elsewhere in your prospectus indicating that summaries of certain transaction agreements may not be complete and are qualified by reference to the provisions of the respective agreements.  As you are responsible for the accuracy of the information in the filing, this type of disclaimer is not appropriate.  While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete.  Please revise accordingly here and elsewhere in the prospectus as necessary.

The prospectus has been revised on pages 65, 102 and 113 in response to Staff’s comment to delete the relevant sentences.

Seller Representations and Warranties, page 97, and Covenants of the Seller, page 100

16.       Please revise your disclosure to clarify that the representations, warranties, and covenants disclosed are made by Duke Energy Florida (as seller) to the issuing entity on behalf of the bondholders.  See Item 1111(e)(1) of Regulation AB.

The Company respectfully submits that no additional disclosure is required. The representations, warranties, and covenants made by DEF, as seller, to the issuing entity are not made directly for the benefit of bondholders. Instead, as disclosed on page 87 of the prospectus under “Security for the Series A Bonds—Pledge of Collateral” it states that “[the issuing entity] will grant to the indenture trustee a security interest in all of [its] rights, title and interest in and to … the sale agreement and the bill of sale executed in connection therewith …” Thus, the indenture trustee, acting on behalf of the bondholders, receives the benefit of all representations and warranties made by DEF. In addition, the Sale Agreement also provides that the indenture trustee is a third party beneficiary thereto.

Plan of Distribution

Various Types of Underwriter Transactions That May Affect the Price of the Bonds, page 131

17.       We note your use of the term “prospectus supplement.”  Please revise to refer to the “prospectus.”

In response to the Staff’s comment, the prospectus has been corrected on page 139 to refer only to the prospectus.

Where You Can Find More Information, page 133

18.       We note your disclosure that the issuing entity will file with the Commission all of the periodic reports that are required to be filed under the Exchange Act and the rules, regulations or orders of the Commission thereunder.  Please revise to include reference to the filing of current reports on Form 8-K.

In response to the Staff’s comment, the prospectus has been amended on page 142 to refer to “periodic and current reports” that will be required to be filed under the Exchange Act.

Part II — Information Not Required in Prospectus

Item 14.  Exhibits, page II-2, and Exhibit Index

19.       Please revise your footnote to limit the reference to Item 601(b)(1) of Regulation S-K to only the underwriting agreement.  Finalized agreements and exhibits, including unqualified legal and tax opinions, should be filed prior to effectiveness of the registration statement.  Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

The Registration Statement has been revised on page II-3 in response to the Staff’s comment to limit the reference to Item 601(b)(1) of Regulation S-K to the underwriting agreement. Drafts of the exhibits that have not been filed with the initial filing of the Registration Statement will be filed prior to the effectiveness of the Registration Statement. We hereby confirm that, pursuant to Item 1100(f) of Regulation AB, final forms of all agreements and unqualified legal and tax opinions will be filed no later than the date the final prospectus is required to be filed under Rule 424.

Item 15.  Undertakings, page II-3

20.       Please revise your undertaking in paragraph (a) to include the lead-in language of Item 512(i) of Regulation S-K that affirmatively states the registrant is making the undertaking.

In response to the Staff’s comment, the Registration Statement has been revised on page II-3 to include the lead-in language of Item 512(i) of Regulation S-K.

21.       We note that you have included the undertaking under former paragraph (l) of Item 512 of Regulation S-K which addressed the filing of static pool information on an Internet Web site under Rule 312 of Regulation S-T.  Please be advised that paragraph (l) has been removed from Item 512.  Refer to Section XII.2.d. and footnote 861 of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982).  We also note that you have not provided static pool information in this registration statement.  Please revise or advise.

In response to the Staff’s comment, the Registration Statement has been revised on page II-4 to delete the undertaking under former paragraph (l).

22.       Please revise to include the undertakings under Items 512(b) and 512(k) of Regulation S-K or tell us why it is not appropriate for you to do so.

In response to the Staff’s comment, the Registration Statement has been revised on page II-3 to include the undertaking under Item 512(b).

We did not include the undertaking under Item 512(k) of Regulation S-K because the issuing entity has not and does not intend to incorporate by reference the annual report filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party.

*       *      *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact Michael F. Fitzpatrick, Jr. at Hunton & Williams LLP at (212) 309-1043 or me at (704) 382-8152.

Sincerely,

/s/ Robert T. Lucas III, Esq.

Robert T. Lucas III, Esq.
Deputy General Counsel and
Assistant Corporate Secretary
Duke Energy Corporation

cc:	Michael F. Fitzpatrick, Esq.
Hunton & Williams LLP